UniFirst Corporation

68 Jonspin Road

Wilmington, Massachusetts 01887-1086

Telephone (978) 658-8888

Facsimile (978) 988-0659

March 10, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	UniFirst Corporation
Form 10-K for the fiscal year ended August 30, 2008
Filed November 13, 2008
File No. 000-08504

Dear Mr. Spirgel:

We respectfully inform the Commission that we will be providing our responses to your letter dated March 5, 2009 on or before April 3, 2009. This is consistent with the discussion on March 9, 2009 between our outside counsel, Scott Chase of Goodwin Procter LLP and Staff Attorney John Harrington.

We appreciate Mr. Harrington’s agreement to the extension, and we are working on preparing responses to the comments in your letter. Please let us know if you have any questions.

Thank you for your assistance.

Very truly yours,

/s/ Steven S. Sintros

Steven S. Sintros

Vice President and Chief Financial Officer

cc: John J. Harrington, Staff Attorney